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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1993

                                       or

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934



                          Commission file number 1-8022



                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

















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          PAGE 2
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          INDEX TO FINANCIAL STATEMENTS



Audited Financial Statements                                       Page No.

       Report of Ernst & Young, Independent Auditors                   3

       Statement of Net Assets Available for Plan Benefits
         - December 31, 1993, 1992 and 1991                            4

       Statement of Changes in Net Assets Available for Plan
         Benefits - Years Ended December 31, 1993 and 1992 and
         Four Months Ended December 31, 1991                           5

       Notes to Financial Statements                                   6-9

Signature                                                              10




































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          PAGE 3


                  Report of Ernst & Young, Independent Auditors
                  ---------------------------------------------


The Compensation and Pension Committee
1991 Employees Stock Purchase and Dividend Reinvestment Plan
CSX Corporation
Richmond, Virginia



          We have audited the accompanying financial statements of the CSX Corporation 1991 Employees Stock Purchase and Dividend Reinvestment Plan ("Plan") as of December 31, 1993, 1992 and 1991, and for the periods then ended as listed in the index to financial statements. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993, 1992 and 1991, and the changes in its net assets available for plan benefits for the periods then ended, in conformity with generally accepted accounting principles.




                                           /s/ ERNST & YOUNG
                                           -----------------------
                                           Ernst & Young

Richmond, Virginia
March 22, 1994












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          PAGE 4
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                        December 31,
                                             -------------------------------
                                             1993          1992         1991
                                             ----          ----         ----
ASSETS
  Investments
    Common Stock of CSX Corporation
      (At December 31, 1993 - 56,405
       Shares; Cost - $3,805,160; at
       December 31, 1992 - 33,690
       Shares; Cost - $2,026,678;
       at December 31, 1991 - 6,875
       Shares; Cost - $361,544)          $4,618,160    $2,316,188    $397,891
    Cash                                     35,005        36,245       1,359
                                         ----------    ----------    --------
                                          4,653,165     2,352,433     399,250

  Employee Contributions Receivable         104,944        99,677      90,951
  Employer Contributions Receivable          16,697        17,595      16,054
  Other Receivables                           6,083         3,917         ---
                                         ----------    ----------    --------
  TOTAL ASSETS                            4,780,889     2,473,622     506,255

LIABILITIES
  Other Liabilities                          34,858        36,154       1,764
                                         ----------    ----------    --------

     NET ASSETS AVAILABLE FOR PLAN
       BENEFITS                          $4,746,031    $2,437,468    $504,491
                                         ==========    ==========    ========




See Notes to Financial Statements.

















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          PAGE 5
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                              Year Ended        Year Ended     Four Months Ended
                           December 31, 1993 December 31, 1992 December 31, 1991
                           ----------------- ----------------- -----------------

ADDITIONS
  Investment Income -
    Dividends                   $   71,921        $   30,103        $  1,675
  Employee Contributions         1,651,956         1,413,349         396,484
  Employer Contributions           283,297           249,148          69,985
  Net Realized Appreciation
    of Investments                  69,665             1,829             ---
  Net Unrealized Appreciation
    of Investments                 523,490           253,163          36,347
                                ----------        ----------        --------
                                 2,600,329         1,947,592         504,491
DEDUCTIONS
  Participant Distributions        291,766            14,615             ---
                                ----------        ----------        --------
     INCREASE IN NET ASSETS      2,308,563         1,932,977         504,491

Net Assets Available for Plan
  Benefits at Beginning of
  Period                         2,437,468           504,491             ---
                                ----------        ----------        --------
     NET ASSETS AVAILABLE FOR
       PLAN BENEFITS AT END OF
       PERIOD                   $4,746,031        $2,437,468        $504,491
                                ==========        ==========        ========

See Notes to Financial Statements.




















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          PAGE 6
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1993

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on the accrual basis. All security transactions are recorded as of the trade date.

Investments in CSX Corporation ("CSX") common stock are valued at the last reported sales price on the last business day of the Plan year.

Certain prior year amounts have been restated to conform to the current year presentation.

NOTE 2.  DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document. The Plan document, which includes the Summary Plan Description, was filed with the Securities Exchange Commission on July 15, 1991. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution common stock purchase plan and was established effective September 1, 1991. The Plan is not a qualified Plan under the definitions of the Internal Revenue Code of 1986, as amended ("IRC") and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Plan participation is limited to certain employees, other than officers and key employees, of CSX and affiliated companies (the "Employer").

Investment Alternatives: Participant contributions are invested in one investment fund that purchases shares of CSX common stock in open market transactions.

Amounts deposited to the investment fund may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: Upon enrollment, each participant directs that an aggregate monthly amount (together with amounts invested in any other employee stock purchase plan of the Company or its subsidiaries) of no less than $25 or no more than $1,500 be contributed on their behalf by payroll withholding and be deposited in the investment fund. All cash dividends are used to purchase additional shares of CSX common stock for participants' accounts. The Employer may make special contributions on behalf of selected participants at any time. These awards are treated as participant contributions and are not subject to the $1,500 monthly limitation.

Employer Contributions: Contributions are made by the Employer either in the number of shares of CSX common stock at least equal to 17.65% of the participants' contributions and the amount of common stock dividends reinvested,

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          PAGE 7
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

or an amount of cash which would permit the acquisition of that number of shares on the open market at then market prices.

Vesting, Withdrawals and Distributions: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is subject to a rolling two-year holding period (as defined in the Summary Plan Description). The holding period begins on the purchase date of CSX common stock with employer contributions and ends on the second anniversary of that purchase date. After the second anniversary date, the participant is 100% vested in the subject employer contribution. Withdrawals and distributions are controlled in accordance with the provisions of the Plan.

Participant Accounts: Each participant's account is credited with the participant's contribution, the appropriate portion of the employer's contribution and Plan earnings, including reinvested dividends. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100% vested in their accounts.

Administrative Expenses: A portion of the administrative expenses of the Plan are paid by CSX. However, a participant bears the cost of any sale of CSX common stock from his or her Plan account and all trust fund fees.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. Substantially all of the assets held in this trust fund at December 31, 1993, 1992 and 1991 are invested in CSX common stock.

Net unrealized appreciation of investments, which relates entirely to investments in CSX Common Stock, is as follows:

                             Year Ended     Year Ended     Four Months Ended
                              12/31/93       12/31/92          12/31/91
                             ----------     ----------     -----------------
Beginning of Period           $289,510       $ 36,347          $   ---
End of Period                  813,000        289,510           36,347
                              --------       --------          -------
Increase during the Period    $523,490       $253,163          $36,347
                              ========       ========          =======

Net realized appreciation of investments represents the difference between the market value of CSX common stock allocated to participants at the dates of sale or distribution and the cost of such stock determined on the basis of the "first-in", "first-out" cost applicable to each participant. Market value and

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          PAGE 8
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 3.  INVESTMENTS, Continued

the related cost associated with such sales or distributions were $299,121 and $229,456 for the year-ended December 31, 1993, respectively. Related amounts for the year ended December 31, 1992 were $18,636 and $16,807, respectively.

There was no realized appreciation/(depreciation) of investments for the four months ended December 31, 1991.

NOTE 4.  INCOME TAX STATUS

The Plan does not qualify under provisions of the IRC as an entity exempt from taxation. The Plan administrative committee is not aware of any course of action or series of events that have occurred that will change the Plan's non-qualified status.

Employee contributions to the Plan are made on an after-tax basis. However, employer contributions, earnings, dividends and gain or loss from the sale of securities realized by the Plan must be reported as income by participants annually. The participants' employer and/or the Plan trustee will notify each participant as to the annual amount to be reported as taxable income.

Shares of CSX common stock, which are purchased by the Trustee and which are required to be held in the Plan for not less than two years during which the employee is continuously employed by the company, are considered to be property subject to a substantial risk of forfeiture under Section 83(a) of the IRC. In the first taxable year in which the rights of a participant to begin to receive a distribution of stock are no longer subject to a substantial risk of forfeiture, an amount equal to the fair market value of the stock at that time is included in gross income as additional compensation to the participant. A participant whose employment terminates for any reason other than under the company's severance plan and who is not disabled, retired, or dies, forfeits rights to all shares that have not been held for two years and which were purchased under the Plan by the Trustee with Employer Matching Payments.

Alternatively, a participant may desire to elect to treat as compensation and to include as gross income under Section 83(b) of the Internal Revenue Code of 1986, amounts of Employer Matching Payments paid during the year to the Trustee. In such event, later appreciation, if any, in Common Stock is not treated as compensation and the dividends are treated as dividends. If the stock for which a Section 83(b) election is in effect is forfeited at a time when it is substantially non-vested, the forfeiture is treated as a sale or exchange and the basis of the stock for gain or loss is determined by reference to its cost and any amounts reported as compensation. In determining gain or loss from the sale or exchange of the stock if a Section 83(b) election is properly made and no forfeiture occurs, the basis of the stock is determined with reference to the amounts included in gross income as a result of any election or elections made under Section 83(b), and the holding period commences when the stock is purchased under the Plan by the Trustee.



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          PAGE 9


NOTE 5.  RELATED PARTY TRANSACTIONS

CSX provides the Plan with certain management and accounting services for which no fees are charged. During the years ended December 31, 1993 and 1992, and the four months ended December 31, 1991, the Plan received $71,921, $30,103 and $1,675, respectively, in common stock dividends from CSX.
















































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          PAGE 10





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     CSX CORPORATION
                                     1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND
                                     REINVESTMENT PLAN

                                By:  /s/ GREGORY R. WEBER
                                     -------------------------------------------
                                     Gregory R. Weber
                                     Vice President and Controller
                                     CSX Corporation
                                     (Plan Sponsor)


Date:  March 30, 1994































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